April 17, 2020

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:  Ms. Bonnie Baynes and Mr. Mark Brunhofer

Re: CorVel Corporation

Form 10-K for the Fiscal Year Ended March 31, 2019

Filed June 7, 2019

File No. 000-19291

Ladies and Gentlemen:

We are in receipt of the comments of the Staff of the Securities and Exchange Commission (the “Staff”) set forth in your letter dated April 3, 2020 (the “SEC Comment Letter”) regarding the above-referenced Form 10-K for the Fiscal Year Ended March 31, 2019 (“Form 10-K”) of CorVel Corporation, a Delaware corporation (the “Company”).  The responses set forth below contain each of the Staff’s comments in total highlighted in bold type and correspond to the numbered comments contained in the SEC Comment Letter.

Form 10-K for the Fiscal Year Ended March 31, 2019

Remaining Performance Obligations, page 54

Staff Comment

1.

We acknowledge your response to prior comment 2 and your intent to remove disclosure of contract assets from the second table in Note 2 (presumably the first table on page 54).  Please address the following:

•

Clarify for us whether you believe that your unbilled receivables are contract assets as defined in ASC 606-10-20 or whether they are receivables that are due you unconditionally for services already rendered except for physical invoicing and the passage of time.

•

Tell us how your planned removal of $18,434 000 on contract assets from the first table on page 54 is appropriate as it appears that this amount is necessary to tie to the total accounts receivable, net on your balance sheet.

•

As previously requested in prior comment 2, tell us which unbilled receivables were included in the $34.7 million of remaining performance obligations at March 31, 2019. Otherwise tell us how your disclosure complies with the guidance in ASC 606-40-50-13 and 50-14.

•	Tell us whether you believe you previously overstated both unbilled receivables and deferred revenues.
•	Provide us draft revised Note 2 disclosure as of March 31, 2019 reflecting the changes you intend to make and ultimately provide in your upcoming Form 10-K.

Company Response

We advise the Staff that we believe our unbilled receivables are receivables that are properly classified as receivables because they are due to us unconditionally for services already rendered except for physical invoicing and the passage of time.  We have revisited the definition of contract assets as defined in ASC 606-10-20 and believe we have no assets that satisfy this definition.

We further advise the Staff that we will not be removing the $18,434,000 from the first table on page 54.  We will instead change the name from contract assets to unbilled receivables.  Please refer to the draft revised Note 2 disclosure below.

We did not include any unbilled receivables in our remaining performance obligations disclosure of $34.7 million.  This amount was calculated as all remaining potentially billable amounts under existing fixed rate customer contracts. We have subsequently reassessed certain definitions in ASC 606 and the disclosure requirements of ASC 606-40-50-13 and 50-14 and have determined that our remaining performance obligations are comprised exclusively of consideration received (or amounts invoiced) for per claim or fixed fee services not yet rendered. This amounted to $16.9 million as of March 31, 2019.  We believe that our disclosure in the draft revised Note 2 below now more fully complies with ASC 606-40-50-13 and 50-14.

We do not believe we have overstated either unbilled receivables or deferred revenues.  Unbilled receivables are amounts unconditionally due to us for services already rendered and deferred revenues represent our obligations to transfer goods/services to customers for which we have received consideration (or the amount is due) from customers.

Below is a draft revised version of Note 2 disclosure as of March 31, 2019 reflecting the changes we intend to make and ultimately provide in the upcoming Form 10-K, but which shall be updated for the periods presented in the upcoming Form 10-K.

Note 2 – Revenue Recognition

The Company adopted ASC 606 using the modified retrospective method for those contracts which were not substantially completed as of the transition date. The reported results for the fiscal year ended March 31, 2019 reflect the application of the guidance of ASC 606 while the reported results for the fiscal year ended March 31, 2018 were prepared under the guidance of ASC 605.

There was no material impact to any of the line items within the Company’s Consolidated Statements of Income or Consolidated Balance Sheets as a result of applying ASC 606 for the fiscal year ended March 31, 2019.

Revenue from Contracts with Customers

Revenue is recognized when control of the promised services is transferred to the Company’s customers in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services. As the Company completes its performance obligations which are identified below, it has an unconditional right to consideration as outlined in the Company’s contracts. Generally, the Company’s accounts receivable are expected to be collected in 30 days in accordance with the underlying payment terms.

The Company generates revenue through its patient management and network solutions service lines. The Company operates in one reportable operating segment, managed care.

Patient Management Service Line

The patient management service line provides services primarily related to workers’ compensation claims management and case management. This service line also includes additional services such as accident and health claims programs. Each claim referred by the customer is considered an additional optional purchase of claims management services under the agreement with the customer. The transaction price is readily available from the contract and is fixed for each service. Revenue is recognized over time as services are provided as the performance obligations are satisfied through the effort expended to research, investigate, evaluate, document, and report the claim and control of these services is transferred to the customer. Revenue is recognized based on historical claim closure rates and claim type applied utilizing a portfolio approach based on time elapsed for these claims, generally between three and fifteen months. The Company believes this approach reasonably reflects the transfer of the claims management services to its customer.

The Company’s obligation to manage claims and cases under the patient management service line can range from less than one year to multi-year contracts. They are generally one year under the terms of the contract; however, many of these contracts contain auto-renewal provisions and the Company’s customer relationships can span multiple years. Under certain claims management agreements, the Company receives consideration from a customer at contract inception prior to transferring services to the customer, however, the Company would begin performing services immediately. The period between a customer’s payment of consideration and the completion of the promised services is generally less than one year. There is no difference between the amount of promised consideration and the cash selling price of the promised services. The fee is billed upfront by the Company in order to provide customers with simplified and predictable ways of purchasing the Company’s services.

The patient management service line also offers the services of case managers who provide administration services by proactively managing medical treatment for claimants while facilitating an understanding of and participation in their rehabilitation process. Revenue for case management services is recognized over time as the performance obligations are satisfied through the effort expended to manage the medical treatment for claimants and control of these services is transferred to the customer. Case management services are generally billed based on time incurred, are considered variable consideration, and revenue is recognized at the amount in which the Company has the right to invoice for services performed. The Company believes this approach reasonably reflects the transfer of the case management service to the customer.

Network Solutions Service Line

The network solutions service line consists primarily of medical bill review and third-party services. Medical bill review services provide an analysis of medical charges for customers’ claims to identify opportunities for savings. Medical bill review services revenues are recognized at a point in time when control of the service is transferred to the customer. Revenue is recognized based upon the transfer of the results of the medical bill review service to the customer as this is the most accurate depiction of the transfer of the service to the customer. Medical bill review revenues are variable, generally based on performance metrics set forth in the underlying contracts. Each period, the Company bases its estimates on a contract-by-

contract basis. The Company makes its best estimate of amounts the Company has earned and expects to be collected using historical averages and other factors to project such revenues.  Variable consideration is recognized when the Company concludes that it is probable that a significant revenue reversal will not occur in future periods.

Third-party services revenue includes pharmacy, directed care services and other services, and includes amounts received from customers compensating the Company for certain third-party costs associated with providing its integrated network solutions services. The Company is considered the principal in these transactions as it directs the third party, controls the specified service, performs program utilization review, directs payment to the provider, accepts the financial risk of loss associated with services rendered and combines the services provided into an integrated solution, as specified within the Company’s customer contracts. The Company has the ability to influence contractual fees with customers and possesses the financial risk of loss in certain contractual obligations. These factors indicate the Company is the principal and, as such, it is required to recognize revenue gross and service partner vendor fees in the operating expense in the Company’s consolidated income statements.

The following table presents revenues disaggregated by service line for the fiscal year ended March 31, 2019:

2019
Patient management services	$ 368,198,000
Network solutions services	227,452,000
Total services	$ 595,650,000

Arrangements with Multiple Performance Obligations

For many of the Company’s services, the Company typically has one performance obligation; however, the Company also provides the customer with an option to acquire additional services. The Company offers multiple services under its patient management and network solutions service lines. The Company typically provides a menu of offerings from which the customer may choose to purchase. The price of each service is separate and distinct and provides a separate and distinct value to the customer. Pricing is generally consistent for each service irrespective of the other services or quantities requested by the customer.

Contract Balances

The timing of revenue recognition, billings and cash collections results in billed accounts receivables, unbilled receivables, and contract liabilities (reported as deferred revenues) on the Company’s consolidated balance sheets. Unbilled receivables are due to the Company unconditionally for services already rendered except for physical invoicing and the passage of time. Invoicing requirements vary by customer contract but substantially all unbilled revenues are billed within one year.

March 31, 2019
Billed receivables	$ 58,410,000
Allowance for doubtful accounts	(5,508,000)
Unbilled receivables	18,434,000
Accounts receivable, net	$ 71,336,000

When the Company receives consideration from a customer prior to transferring services to the customer under the terms of certain claims management agreements, it records deferred revenues on the Company’s consolidated balance sheets, which represents a contract liability.

Certain services, such as claims management, are provided under fixed-fee service agreements and require the Company to manage claims over a contract period, typically for one year with the option for auto renewal, with the fixed fee renewing on the anniversary date of such contracts. The Company recognizes deferred revenues as revenues when it performs services and transfers control of the services to the customer and satisfies the performance obligation which it determines utilizing a portfolio approach. For all fixed fee service agreements, revenues are recognized over the expected service periods by type of claim.

The table below presents the deferred revenues balance as of the transition date and the significant activity affecting deferred revenues during the fiscal year ended March 31, 2019:

March 31, 2019
Beginning balance at April 1, 2018 (Note 5)	$ 15,316,000
Additions	28,938,000
Revenue recognized from beginning of period	(15,180,000)
Revenue recognized from additions	(12,174,000)
Ending balance at March 31, 2019 (Note 5)	$ 16,900,000

Remaining Performance Obligations

As of March 31, 2019, the Company had $16.9 million of remaining performance obligations related to claims and non-claims services for which the price is fixed. Remaining performance obligations consist of deferred revenues. The Company expects to recognize approximately 73% of its remaining performance obligations as revenues within one year and the remaining balance thereafter. See the discussion below regarding the practical expedients elected for the disclosure of remaining performance obligations.

Costs to Obtain a Contract

The Company has an internal sales force compensation program where remuneration is based solely on the revenues recognized in the period and does not represent an incremental cost to the Company which provides a future benefit expected to be longer than one year and would meet the criteria to be capitalized and presented as a contract asset on the Company’s consolidated balance sheets.

Practical Expedients Elected

As a practical expedient, the Company does not adjust the consideration in a contract for the effects of a significant financing component. It expects, at contract inception, that the period between a customer’s payment of consideration and the transfer of promised services to the customer will be one year or less.

For patient management services that are billed on a time-and-expense incurred or per unit basis and for which revenue is recognized over time, the Company recognizes revenue at the amount to which it has the right to invoice for services performed.

The Company does not disclose the value of remaining performance obligations for (i) contracts for which it recognizes revenue at the amount to which it has the right to invoice for services performed, and (ii) contracts with variable consideration allocated entirely to a single performance obligation.

Thank you very much for your assistance in this matter.

Very truly yours,

CORVEL CORPORATION

Brandon T. O’Brien